UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 2)*

TSS, Inc.

(Name of Issuer)

Common Stock, $0.0001 Par Value

(Title of Class of Securities)

87288V101

(CUSIP Number)

Peter H. Woodward

MHW Capital Management, LLC

150 East 52nd Street

New York, New York 10022

Tel. No.: (212) 486-7300

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

February 28, 2014

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 87288V101	13D	Page 2

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) MHW Capital Management, LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) AF
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 1,817,881
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 1,817,881

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,817,881
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 12.5%
14.	TYPE OF REPORTING PERSON (see instructions) OO

CUSIP No. 87288V101	13D	Page 3

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Peter H. Woodward
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) AF
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 50,000
	8.	SHARED VOTING POWER 1,817,881
	9.	SOLE DISPOSITIVE POWER 50,000
	10.	SHARED DISPOSITIVE POWER 1,817,881

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,867,881
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☒ Non-vested options to purchase 100,000 shares.
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 12.8%
14.	TYPE OF REPORTING PERSON (see instructions) IN

CUSIP No. 87288V101	13D	Page 4

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) MHW Partners, L.P.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) WC
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 915,024
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 915,024

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 915,024
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.3%
14.	TYPE OF REPORTING PERSON (see instructions) OO

CUSIP No. 87288V101	13D	Page 5

Item 1.  Security and Issuer.

The name of the issuer is TSS, Inc., a Delaware corporation (the “Issuer”). The address of the Issuer’s principal executive offices is 7226 Lee DeForest Drive, Suite 104, Columbia, Maryland, United States of America. This Schedule 13D relates to the Issuer’s Common Stock, par value $0.0001 per share (the “Shares”).

Item 2.  Identity and Background.

(a) – (c), (f)	This Schedule 13D is being filed on behalf of MHW Partners, L.P., a Delaware limited partnership (“MHW Partners”), MHW Capital Management, LLC, a Delaware limited liability company and the investment manager of MHW Partners (the "Investment Manager"), and Mr. Peter H. Woodward, a United States citizen and a principal of the Investment Manager. MHW Partners, the Investment Manager and Mr. Woodward shall collectively be referred to herein as the "Reporting Persons". The principal business address for each of the Reporting Persons is 150 East 52nd Street, New York, New York 10022.

(d)	None of the Reporting Persons has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)	None of the Reporting Persons has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.  Source or Amount of Funds or Other Consideration.

On February 28, 2014, MHW Partners and another entity for which the Investment Manager acts as investment manager acquired 517,795 Shares from Thomas P. Rosato in exchange for an aggregate purchase price of $181,228 in cash, which was obtained from the working capital of MHW Partners and such other entity.

Item 4.  Purpose of Transaction.

The Shares were acquired for investment purposes. Mr. Woodward is a member of the Board of Directors of the Issuer. In his capacity as a director of the Issuer, Mr. Woodward may be in a position to influence management and, therefore, influence decisions on any plans or proposals of the type described in paragraphs (a) through (j) of Item 4 of Schedule 13D. The Reporting Persons may make additional purchases of Shares, either in the open market or in private transactions, including Shares that may be acquired upon exercise of options or warrants currently held or subsequently acquired by them, depending on their evaluation of the Issuer’s financial condition, results of operations, business and prospects of the Issuer, the securities market in general and the market for the Shares in particular, conditions in the economy and the financial institutions industry generally and other investment opportunities. Depending on the same factors, the Reporting Persons may decide in the future to sell all or part of their investments in the Shares.

CUSIP No. 87288V101	13D	Page 6

Item 5.  Interest in Securities of the Issuer.

(a) - (e)

As of the date hereof, the Investment Manager may be deemed to be the beneficial owner of 1,817,881 Shares, constituting 12.5% of the Shares (based upon 14,572,002 Shares outstanding as of November 7, 2013, as reported on the Issuer’s Quarterly Report on Form 10-Q for the period ended September 30, 2013). The Investment Manager has the sole power to vote or direct the vote of 0 Shares; has the shared power to vote or direct the vote of 1,817,881 Shares; has the sole power to dispose or direct the disposition of 0 Shares; and has the shared power to dispose or direct the disposition of 1,817,881 Shares.

As of the date hereof, Mr. Woodward may be deemed to be the beneficial owner of 1,867,881 Shares, constituting 12.8% of the Shares (based upon 14,572,002 Shares outstanding as of November 7, 2013, as reported on the Issuer’s Quarterly Report on Form 10-Q for the period ended September 30, 2013). Mr. Woodward has the sole power to vote or direct the vote of 50,000 Shares; has the shared power to vote or direct the vote of 1,817,881 Shares; has the sole power to dispose or direct the disposition of 50,000 Shares; and has the shared power to dispose or direct the disposition of 1,817,881 Shares.

As of the date hereof, MHW Partners may be deemed to be the beneficial owner of 915,024 Shares, constituting 6.3% of the Shares (based upon 14,572,002 Shares outstanding as of November 7, 2013, as reported on the Issuer’s Quarterly Report on Form 10-Q for the period ended September 30, 2013). MHW Partners has the sole power to vote or direct the vote of 0 Shares; has the shared power to vote or direct the vote of 915,024 Shares; has the sole power to dispose or direct the disposition of 0 Shares; and has the shared power to dispose or direct the disposition of 915,024 Shares.

Since the filing of Amendment No. 1 to the Schedule 13D by the Reporting Persons on January 8, 2014, there have been no other transactions by the Reporting Persons in the securities of the Issuer.

Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The Issuer granted to Mr. Woodward non-vested options to buy 150,000 Shares as compensation for serving as a director of the Issuer. The options vest ratably over three years on the anniversary of the issuance, with 50,000 options that vested on June 29, 2013, 50,000 options to vest on June 29, 2014 and 50,000 options to vest on June 29, 2015.

Item 7.  Material to Be Filed as Exhibits.

Exhibit A: Joint Filing Agreement, dated March 5, 2014

CUSIP No. 87288V101	13D	Page 7

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: March 5, 2014

MHW Capital Management, LLC

By:  /s/ Peter H. Woodward

Peter H. Woodward, Managing Member

MHW Partners, L.P.

By:  /s/ Peter H. Woodward

Peter H. Woodward, Managing Member

/s/ Peter H. Woodward

Peter H. Woodward

Exhibit A

JOINT FILING AGREEMENT

The undersigned agree that this Schedule 13D/A, dated March 5, 2014, relating to the Common Stock, $0.0001 par value of TSS, Inc., shall be filed on behalf of the undersigned.

Dated: March 5, 2014

MHW Capital Management, LLC

By:  /s/ Peter H. Woodward

Peter H. Woodward, Managing Member

MHW Partners, L.P.

By:  /s/ Peter H. Woodward

Peter H. Woodward, Managing Member

/s/ Peter H. Woodward

Peter H. Woodward